EXHIBIT 99.34

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 3, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is March 3, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Canada News Wire.

Item 4.	Summary of Material Change

The Issuer reports drill results of 17.9 g/t gold and 260 g/t silver over 9.2 metres near surface and identifies a new high-grade gold-silver vein parallel to the Yellowjacket deposit, North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports the first drill results from its 2014 exploration program at the North Bullfrog Project, Nevada.  Drill hole NB-14-378 intersected a newly identified vein system with massive quartz veining enriched in native gold and silver sulphide and located 50 metres to the west of the high-grade gold-silver Yellowjacket Deposit.

Results from a near surface 9.2 metre section of the main vein that were priority assayed yielded an intercept of 17.9 g/t gold and 260 g/t silver (Table 1, Figures 1 & 2).  Assays for the remainder of the hole, which includes surrounding stockwork veining similar to the Yellowjacket Deposit to the east, are pending. This represents an important addition to the vein system at Yellowjacket and illustrates the new discovery potential for additional high-grade veins even in the immediate Yellowjacket Deposit area.

Figure 1:
Location of 2014 drilling at Yellowjacket.  Red collar and trace indicate NB-14-378.  Blue collars and traces are holes with assays pending.  Blue dashed line is the surface projection of the Yellowjacket vein drilled in 2013.  Red dashed line is the projection of the new West Vein results from NB-14-378  A-B marks the location of Figure 2.

Table 1:  Assays from NB-14-378 Quartz Vein Intercept
(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Sample ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
Q795058	83.38	83.76	0.38	25.7	228
Q795059	83.76	84.27	0.51	26.2	737
Q795060	84.27	84.64	0.37	85.9	1705
Q795061	84.64	85.04	0.40	3.5	65
Q795062	85.04	85.37	0.33	1.7	66
Q795063	85.37	85.76	0.39	0.8	97
Q795064	85.76	86.26	0.50	3.5	54
Q795066	86.26	86.82	0.56	13.5	123
Q795067	86.82	87.28	0.46	3.7	135
Q795068	87.28	87.63	0.35	0.5	25
Q795069	87.63	88.12	0.49	6.5	151
Q795070	88.12	88.39	0.27	13.9	242
Q795071	88.39	88.68	0.29	5.1	164
Q795072	88.68	89.21	0.53	2.3	67
Q795073	89.21	89.64	0.43	0.9	22
Q795074	89.64	89.99	0.35	11.3	138

Sample ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
Q795076	89.99	90.37	0.38	6.1	66
Q795077	90.37	90.66	0.29	12.6	47
Q795078	90.66	91.32	0.66	5.7	71
Q795079	91.32	91.73	0.41	9.9	66
Q795080	91.73	92.27	0.54	123.5	1130
Q795081	92.27	92.60	0.33	8.3	156
Interval Weighted Average	83.38	92.60	9.22	17.9	260
*Intercepts calculated at a 0.1 g/t gold cutoff and with up to 1 metre of internal waste.

Yellowjacket – West Vein

Geological evaluation of the results from the Yellowjacket area after the close of the 2013 drill program indicated that the fault displacement mapped along the central part of the Josh Vein structure was not enough to account for the full stratigraphic offset indicated by other drilling to the west.  On this basis, it was postulated that another strand of the fault should exist west of the known Josh Vein structure.  Hole NB-14-377 (assays pending) confirmed the existence of the missing structure and hole NB-14-378 encountered a massive vein on the structure while hole NB-14-379 (assays pending) encountered the typical upper stockwork veining along the structure (Figures 1 & 2).  The mineralization is rich in both gold and silver with abundant silver sulphide and resembles the discovery hole NB-12-138 (72.4m @ 1.74 g/t Au & 98.7 g/t Ag including the main vein interval of 4.3m @ 20.0 g/t gold & 1,519 g/t silver).

The fact that the vein transitions into near surface stockwork veining in NB-14-379 is a part of a pattern that has now been recognized along the full strike length of the vein explored to date.  It is clear that the present topographic surface is just above the top of the high-grade veins.  This realization means that the vein system remains open at depth and to the south of NB-12-138 where the structure has only been tested at shallow depths.  Once the new West Vein strand has been explored, the Issuer plans to move the drill first to the north to define the northern strike extent of the Yellowjacket system and then again to continue exploration to the south and at depth.

Figure 2:	Cross section through holes NB-14-378 and 379 showing location of new vein relative to the vein drilled in 2013. The faults are almost certainly part of the same system converging at depth.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corp.  The property package is made up of a number of private mineral leases of patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

The project currently includes numerous prospective gold targets, with the newly discovered Yellowjacket vein related deposit being the highest grade with an indicated resource at a 0.3 g/t gold cut-off of 4 Mt at an average grade of 0.97 g/t gold and 5.15 g/t silver for 125,000 ounces of gold and 662,000 ounces of silver and an inferred resource of 35.6 Mt with an average grade of 0.7 g/t gold and 3.86 g/t silver for 800,000 ounces of gold and 4.4M ounces of silver.  At a cutoff grade of 1 g/t gold the Yellowjacket deposit contains an indicated resource of 0.9 Mt at 2.8 g/t gold and 16.5 g/t silver for 79,000 ounces of gold and 468,000 ounces of silver and an inferred resource of 4.5 Mt of 2.44 g/t gold and 17.5 g/t silver for 355,000 ounces of gold and 2.5M ounces of silver.

In addition to the Yellowjacket deposit, the property has a large low-grade oxide resource contained in five at surface deposits (Sierra Blanca, Air Track West, Jolly Jane, Mayflower and Connection) containing an estimated Oxidized Indicated Resource of 36.7 Mt at an average grade of 0.26 g/t gold for 307,860 ounces of gold and an Oxidized Inferred Resource of 242 Mt at 0.18 g/t gold for 1,366,000 ounces of gold (both at a 0.1 g/t gold cutoff), with appreciable silver credits.  Unoxidized Inferred mineral resources are 213 Mt at 0.16 g/t for 1,117,000 ounces of gold (at a 0.1 g/t gold cutoff).

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this material change report and has approved the disclosure herein.  Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to expand the Yellowjacket deposit to the north, south and at depth, the potential for there to be additional veins outboard of the main Yellowjacket vein system and for any such veins to be high-grade, the potential to develop multiple Yellowjacket style high-grade zones, the potential for the North Bullfrog project to grow into a new Nevada high-grade gold discovery,  the potential for any mining at or mineral production from North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

March 11, 2014